FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-11130

ALCATEL

(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: April 28 , 2005	By:	/S/ Jean-Pascal Beaufret

Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel reports first quarter 2005 results: confirmation of improvement in performance with results in line with 2005 objectives

Paris, April 28, 2005 — First quarter highlights:

•	Revenues up 3.7% yoy at Euro 2,607 million (6.1% at constant Euro/USD exchange rate)

•	Operating profit at Euro 107 million, a 4.1% operating margin, after a negative impact of 0.8% of IFRS bid hedging

•	Net profit at Euro 124 million, EPS at Euro 0.09

•	Net cash position at Euro 304 million

Alcatel’s Board of Directors (Paris: CGEP.PA and NYSE: ALA) reviewed and approved first quarter 2005 results, which reflect the transition to IFRS (International Financial Reporting Standards). Consolidated revenues in the first quarter amounted to Euro 2,607 million, an increase of 3.7% at a current Euro/USD exchange rate (an increase of 6.1 % at a constant Euro/USD exchange rate). The gross margin was registered at 36.4%, after a negative impact of 0.8% of revenues coming from bid hedging, as now registered under IFRS. The gross margin was above both the first and last quarter of 2004. Operating profit amounted to Euro 107 million, representing a 4.1% operating margin and a 27% increase over the same period last year. This amount also includes the negative impact of bid hedging. R&D capitalization accounted for 0.8% of revenues compared to 1.5% in the first quarter of 2004. Net income amounted to Euro 124 million, or a diluted EPS of Euro 0.09 (USD 0.12 per ADS), and includes a Euro 69 million capital gain from the Nexans’ share disposal.

Net cash amounted to Euro 304 million, resulting from a reduced level of factoring of accounts receivables and an increase in inventories in line with the order backlog.

Note: All historical results are restated for optical fiber, mobile handsets, and power systems.

Key Figures	First Qtr	First Qtr	Fourth Qtr
In Euro million except for EPS	2005	2004	2004
Consolidated Income Statement
Revenues	2,607	2,515	3,806
Operating profit	107	84	468
Income from operating activities	74	12	194
Net income	124	278	25
EPS Diluted (in Euro)	0.09	0.20	0.02
E/ADS* (In USD)	0.12	0.26	0.03
Number of shares (billion)	1.38	1.36	1.36

*E/ADS has been calculated using the US Federal Reserve Bank of New York noon euro/dollar buying rate of USD1.30 as of March 31, 2005.

Serge Tchuruk, Chairman and CEO, summarized the Board’s observations:

“First quarter results and business trends substantiate the assumptions underlying our full year outlook which is unchanged and which includes a 10%+ operating margin target. In a very competitive market environment, Alcatel registered the best operating margin ever in a traditional seasonally low first quarter. Our profitability essentially rests on two elements. The first is our capability to withstand pricing pressures by optimizing product architectures and sourcing and by containing fixed expenses, without jeopardizing business development opportunities. First quarter margins and cost trends make us confident that we can achieve our targets through the year. Bid hedging may however result in quarterly margin variability, as was the case during the first quarter. With unit margins under control, the second challenge is clearly to expand revenues in a market undergoing a deep transformation. This objective requires development investments to differentiate from competition by the strength of product offerings and marketing policies. There, the very positive trend of our first quarter order intake confirms the success of this strategy. It is based on the promotion not only of disruptive technologies in IP edge, optics, mobile NGN and applications, but also on the growing traction in our end-to-end solutions where we partner with a number of key customers, particularly in triple play projects which combine voice, data and video. In vertical markets, where mission critical systems such as security and safety become predominant drivers, Alcatel’s positions continue to expand at a double-digit rate, particularly in transport, energy and the public sector.

In the fixed line business, we confirm our expectations of a rebound in the second half, following a second quarter which will continue to be weak. This rebound should materialize as triple play generated revenues more than offset the decline in traditional products, leading to stable revenues for the full year. The first quarter book to bill registering exceptionally high levels is indicative of this underlying momentum. In fact, we clearly are the number one in the world in triple play which is the primary source of future revenues for carriers. We are now active in sixty major accounts throughout the world. In our wireless business, we registered a high revenue growth of 28% fueled by networks and applications and made strong market share advances. During the first quarter, the operating margin was impacted by product launching costs associated with our NGN core solution and an unfavorable geographical mix of the business. We expect strong revenue growth to continue in the second quarter, with a return to double-digit operating margins. In the private sector, we saw strong momentum in the vertical markets offset by the weak satellite business, particularly in commercial telecoms, and a soft enterprise market.”

Outlook

“We anticipate a low to mid single digit growth rate in revenues year over year for the second quarter as well as for full year 2005 at a constant Euro/USD exchange rate. Earnings per share should grow at a double digit rate for the full year.”

First Quarter Business Highlights

Segment Breakdown	First Qtr	First Qtr	Fourth Qtr
In Euro million	2005	2004	2004
Revenues
Fixed Communications	987	1,086	1,531
Mobile Communications	789	617	1,091
Private Communications	848	849	1,219
Other & Eliminations	(17)	(37)	(35)
Total	2,607	2,515	3,806
Operating Profit
Fixed Communications	50	46	178
Mobile Communications	66	80	150
Private Communications	34	28	109
Other & Eliminations	(43)	(70)	31
Total	107	84	468

Note: The following comments are based on year on year comparisons.

Fixed communications

First quarter revenues decreased by 9.1% to Euro 987 million from Euro 1,086 million in the same period last year. The decline in revenues is primarily due to an expected and temporary slight loss in market share in access due to a product shift, and a higher than usual seasonality impact in traditional voice switching. This decrease is not yet offset by growing revenues in IP, optics and applications, and, to a lesser extent, maintenance services and NGN replacement business. The optics business turned in a particularly strong performance, driven by some rebound in the submarine activity, and next generation metro core optics, which has now registered 20 customers. The IP activity continued to grow at a rapid pace, driven by strong demand in all geographical regions. Volumes in DSL lines reached 3.9 million during the first quarter. The new IP DSLAM, launched in the third quarter of last year, now boasts more than 15 large customers since its introduction.

Operating profit amounted to Euro 50 million, representing a 5.1% operating margin, primarily coming from a strong improvement in the optical networks business compared to the same period last year.

Mobile communications

First quarter revenue increased by 27.9% to Euro 789 million from Euro 617 million in the same period last year. Radio infrastructure continued to show strong growth in emerging markets, in particular China, Russia, India and Brazil. The market for 3G indoor coverage is developing in Western Europe and Telefonica Spain has selected Alcatel to deploy its 3G Indoor Solutions. In mobile core, a very strong activity in the traditional MSC technology has been registered to support the capacity expansion of the installed base and the upgrade of traditional networks to 3G. In NGN-IMS, in addition to the strong success in the

U.S. for 2G and 3G with T-Mobile, Cingular, and Dobson, very significant commercial activity was registered outside the U.S. with twelve field trials and many positive prospects. Applications also grew significantly, driven by worldwide video/music services deployment in 2.5G and 3G, as well as sustained growth in convergent payment solutions. With its renovated product portfolio, wireless transmission continued its recovery during the quarter.

Operating profit amounted to Euro 66 million, representing an 8.4% operating margin, and which has been affected by a Euro 20 million impact of NGN core launching costs following the acquisition of Spatial Wireless which represented a 2.5% negative impact, as well as a less favorable geographical mix of the business. R&D resources have also been increased for customer adaptation in several countries including China, Russia, France in order to meet the strong demand.

Private communications

First quarter revenues were stable at Euro 848 million compared with Euro 849 million in the same period last year. In the enterprise market, revenues were impacted by a slow uptake in voice services. Despite this slow start, market share was maintained in IP voice which represented one third of enterprise voice shipments. Genesys turned in a solid performance maintaining its leadership position in all markets. Satellite revenues were weak due to a low backlog in the commercial telecom activity. Revenues in vertical market applications continued to grow. In particular, rail signalling networks showed strong growth, largely driven by main lines activities, in Western and Eastern Europe, leveraging the ETCS (European Transport Control System) technology. Integration services grew, driven by a strong backlog in safety and security systems both in the transport, energy markets and in the public sector.

Operating profit amounted to Euro 34 million, representing a 4.0% operating margin. Significant contributions came from enterprise and rail signalling networks.

Alcatel will host an audio web cast at 1:00 p.m. Paris time (12:00 p.m. London and 7:00 a.m. New York), which can be accessed at http://www.alcatel.com/1q2005/ or http://www.alcatel.fr/1q2005.

First quarter 2005 results (historical results restated)

Consolidated Income Statement:

➢	Revenues: Euro 2,607 million vs. Euro 2,515 million Q1 04 (up 3.7%) and vs. Euro 3,806 million sequentially

➢	Geographical distribution of sales:

W. Europe:	42%
Other Europe:	7%
North America:	15%
Asia:	14%
RoW:	22%

➢	Gross margin: 36.4% (36.1% for Q1 04).

➢	Selling, general and administration (“SG&A”) costs : Euro (498) million (19.1% of sales)

➢	Research and development (“R&D”) expenses: Euro (344) million (13.2% of sales)

➢	Operating profit: Euro 107 million

➢	Income from operating activities: Euro 74 million and included

o	Share-based payment at Euro (18)

o	Restructuring costs at Euro (15)

➢	Net income from continuing operations: Euro 133 million and included :

o	Net financial income of Euro 11 million

o	Net income from equity affiliates at Euro (1) million

o	Taxes at Euro 49 million

➢	Net Income (Group share): Euro 124 million

➢	Diluted EPS : Euro 0.09 [US$0.12 per ADS] based on an average of 1.38 billion shares

BALANCE SHEET ITEMS:

➢	Operating working capital : Euro 714 million, 5.8% of last 12 months revenues

➢	Cash and equivalents and marketable securities: Euro 4,499 million, compared to Euro 5,604 million at the end of Q1 04 and Euro 5,163 million at end Q4 04

➢	Net Cash: Euro 304 million

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of EURO 12.3 billion in 2004, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to second quarter and full year 2005 revenue, gross margin, operating profit and earnings per share (EPS) (ii) the benefits to Alcatel in 2005 from its improvements in product costs and restructuring efforts, (iii) improvements in margins from new technologies, and (iv) benefits that will result from strategic partnerships, acquisitions and divestitures. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to obtain product cost improvements and to implement cost cutting and restructuring programs and whether these efforts will achieve their expected benefits, including improvements in net income, among other benefits; the economic situation in general (including exchange rate fluctuations), and uncertainties in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; and the impact of each of these factors on sales and income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com
Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com

Upcoming Events/Announcements

May 20, 2005	Annual Shareholders’ Meeting
May 26, 2005	Analyst day in Ottawa
July 28, 2005	Second Quarter Earnings Release
October 27, 2005	Third Quarter Earnings Release